UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-107694

                                                   Wisconsin Gas LLC
(Exact name of registrant as specified in its charter)

231 West Michigan Street
P.O. Box 2046
Milwaukee, Wisconsin 53201
                                                      (414) 221-2345
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

5 - 1/2% Notes due 2009
6.60% Debentures due 2013
5.20% Debentures due 2015
                                                 5.90% Debentures due 2035
(Title of each class of securities covered by this Form)

                                                              None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

          Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:
Rule 12g-4(a)(1)(i)	[ ]	Rule 12h-3(b)(1)(i)	[X]
Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
		Rule 15d-6	[X]

          Approximate number of holders of record as of the certification or notice date:            67

         Pursuant to the requirements of the Securities Exchange Act of 1934, Wisconsin Gas LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

WISCONSIN GAS LLC

Date: March 22, 2006	By: /s/ Stephen P. Dickson
Name: Stephen P. Dickson
Title: Vice President and Controller